UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934
(Amendment No. 2)
First Citizens Banc Corp

(Name of Subject Company (issuer))
First Citizens Banc Corp (Issuer)

(Names of Filing Persons (identifying status of offeror, issuer or other person))
Common Stock, No Par Value

(Title of Class of Securities)
319459 20 2

(CUSIP Number of Class of Securities)
With a copy to:

James E. McGookey, Esq.	Cipriano S. Beredo, Esq.
First Citizens Banc Corp	Squire, Sanders & Dempsey L.L.P.
100 East Water Street	4900 Key Tower, 127 Public Square
Sandusky, Ohio 44870	Cleveland, Ohio 44114
(419) 625-4121	(216) 479-8500

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing person)
Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee
$11,500,000	$1,230.50

*	Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities and Exchange Act of 1934. This calculation assumes the purchase of 500,000 shares of common stock of Issuer at the tender offer price of $23.00.
☑	Check the box of any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,230.50
Form or Registration No.: Schedule TO
Filing Party: First Citizens Banc Corp
Date Filed: January 11, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

SCHEDULE TO
     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on January 11, 2006, as amended on February 6, 2006 (the “Schedule TO”) by First Citizens Banc Corp, an Ohio corporation (“First Citizens” or the “Company”), relating to the offer by the Company to purchase up to 500,000 common shares, no par value (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $23.00 per share, without interest. First Citizens’ offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 11, 2006 and as amended on February 6, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, and as amended or supplemented from time to time, constitute the “Offer”). This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) and (4) of the Securities Exchange Act of 1934, as amended.
Item 12. Exhibits.
     Item 12 is hereby amended and supplemented to add the following exhibit:
     (a)(5)(iv) Press Release dated February 28, 2006 regarding the final results of the tender offer.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2006	FIRST CITIZENS BANC CORP

	By:	/s/ James O. Miller

James O. Miller Executive Vice President

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated January 11, 2006.**
(a)(1) (ii)	Letter of Transmittal.**
(a)(1)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(a)(1)(vi)	Letter to Shareholders from David A. Voight, President of First Citizens Banc Corp.**
(a)(1)(vii)	Notice of Guaranteed Delivery.**
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated January 10, 2006 regarding the tender offer.*
(a)(5)(ii)	Consent of Independent Registered Public Accounting Firm.**
(a)(5)(iii)	Press Release, dated February 6, 2006 regarding amendment to the Schedule TO***
(a)(5)(iv)	Press Release, dated February 28, 2006, regarding final results of the tender offer.
(b)	Not applicable.
(d)(1)	First Citizens Banc Corp Stock Option Plan, as amended November 15, 2005, and incorporated herein by reference to Exhibit 10.1 to the Form 8-K dated November 15, 2005.
(d)(2)	First Citizens Banc Corp Stock Option Agreement Form, as amended November 15, 2005, and incorporated herein by reference to Exhibit 10.2 to the Form 8-K dated November 15, 2005.
(d)(3)(i)	Employment agreement with James E. McGookey, incorporated herein by reference to Exhibit 10.2 to the Form 10-K filed on March 16, 2005.
(d)(3)(ii)	Employment agreement with James L. Nabors II, incorporated herein by reference to Exhibit 10.3 to the Form 10-K filed on March 16, 2005.
(d)(3)(iii)	Employment agreement with George E. Steinemann, incorporated herein by reference to Exhibit 10.4 to the Form 10-K filed on March 16, 2005.
(d)(3)(iv)	Change in control agreement with David A. Voight, incorporated herein by reference to Exhibit 10.5 to the Form 10-K filed on March 16, 2005.
(d)(3)(v)	Change in control agreement with James O. Miller, incorporated herein by reference to Exhibit 10.6 to the Form 10-K filed on March 16, 2005.
(d)(3)(vi)	Change in control agreement with Charles C. Riesterer, incorporated herein by reference to Exhibit 10.7 to the Form 10-K filed on March 16, 2005.

(d)(3)(vii)	Change in control agreement with Todd A. Michel, incorporated herein by reference to Exhibit 10.8 to the Form 10-K filed on March 16, 2005.
(d)(3)(viii)	Change in control agreement with Leroy C. Link, incorporated herein by reference to Exhibit 10.9 to the Form 10-K filed on March 16, 2005.
(g)	Not applicable
(h)	Not applicable

*	Previously filed on Schedule TO-C filed January 11, 2006.

**	Previously filed on Schedule TO-I filed January 11, 2006.

***	Previously filed on Schedule TO/A filed February 6, 2006.

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